Exhibit 99.1

Exceed Company Ltd. Announces Amendment of Merger Agreement

BEIJING, October 21, 2014 /PRNewswire/ — Exceed Company Ltd. (EDS) (“Exceed” or the “Company”), one of the leading domestic sportswear brands in China, today announced that on October 20, 2014, it entered into an amendment (the “Merger Agreement Amendment”) to the Agreement and Plan of Merger (the “Merger Agreement”), dated December 2, 2013, by and among the Company, Pan Long Company Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly owned by Mr. Shuipan Lin, the Company's Chairman and Chief Executive Officer, and Pan Long Investment Holdings Limited, a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, either the Company or Parent could terminate the Merger Agreement without payment of a termination fee if the merger contemplated by the Merger Agreement (the “Merger”) was not consummated by the termination date of September 2, 2014 (the “Termination Date”). The Merger Agreement Amendment extends the Termination Date to December 31, 2014. The Merger Agreement Amendment also (i) increases the fee payable by Parent to the Company to US$2,500,000 if the Merger Agreement is terminated under circumstances where a termination fee of US$2,000,000 would previously have been payable and (ii) provides that the Company is no longer obligated to pay a termination fee to Parent if the Merger Agreement is terminated under circumstances where a termination fee of US$1,000,000 would previously have been payable (although the Company would continue to be responsible for reimbursing Parent’s expenses in connection with the transaction under certain circumstances).

In connection with the Merger Agreement Amendment, on October 20, 2014, the Company also entered into an amendment (the “Limited Guaranty Amendment”) to the Limited Guaranty between the Company and Mr. Lin, dated as of December 2, 2013 (the “Limited Guaranty”). The Limited Guaranty Amendment increases the amount guarantied by Mr. Lin under the Limited Guaranty from US$2,000,000 to US$2,500,000.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee of the board of directors, has approved the Merger Agreement Amendment and the Limited Guaranty Amendment.

As previously announced, the extraordinary general meeting of the Company's shareholders to consider the approval and adoption of the Merger Agreement and the Merger that was originally called and scheduled for April 16, 2014 will be reconvened at a later date to be announced in order to allow additional time for the Company to provide updated information to its shareholders. The Company expects to file with the Securities and Exchange Commission (the “SEC”) and send to shareholders promptly updated information regarding the Merger Agreement, the Merger Agreement Amendment, the Limited Guaranty Amendment and the Company. The Company will give notice to shareholders of the date on which the adjourned extraordinary general meeting will be reconvened as soon as a date is selected.

Additional Information about the Merger:

In connection with the proposed Merger, the Company has filed a transaction statement on Schedule 13E-3 (and amendments thereto), a definitive proxy statement and related materials with the SEC, and expects to file an amendment to the Schedule 13E-3 and updated proxy materials with the SEC promptly. The amendment to the Schedule 13E-3 will include as an exhibit to such filing the Merger Agreement Amendment and Limited Guaranty Amendment. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the updated proxy materials and amended Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or telephone number:

Exceed Company Ltd.

Level 12, China Minmetals Tower,

79 Chatham Road South,

Tsim Sha Tsui, Hong Kong.

Phone: +852 3975-8116

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from shareholders with respect to the Merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies is set forth in the proxy statement and Schedule 13E-3 transaction statement (and amendments thereto) relating to the Merger that was filed with the SEC. Additional information regarding the interests of such potential participants is also included in the definitive proxy statement and Schedule 13E-3 transaction statement (and amendments thereto) filed with the SEC.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed Merger proceed.

About Exceed Company Ltd.:

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on NASDAQ under the symbol “EDS”.

Forward-Looking Statements:

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. These forward-looking statements involve various risks and uncertainties. The forward-looking statements made in this announcement relate only to events, including the transactions contemplated by the Merger Agreement described above, or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

For further information, please contact:

Investor Relations

Exceed Company Ltd

Vivien Tai

+852 3975-8116

ir@xdlong.cn